MANAGEMENT DISCUSSION & ANALYSIS

2011

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2011

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March 14, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION AND TRANSITION TO IFRS

On January 1, 2011, we adopted International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. Prior to the adoption of IFRS, we followed Canadian Generally Accepted Accounting Principles (“CGAAP”). While IFRS has many similarities to CGAAP, some of our accounting policies have changed as a result of our transition to IFRS. The most significant accounting policy changes that have had an impact on the results of our operations are discussed in more detail in the Accounting Changes - IFRS section of this Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

This MD&A should be read in conjunction with our 2011 audited consolidated financial statements and notes thereto, which have been prepared in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2012 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN Development Update For 2011

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2011 with a clinical program consisting of 12 clinical trials. Two of these clinical trials were randomized trials and include our global randomized Phase III head and neck clinical trial. The remaining trials consisted of Phase I and Phase II clinical trials in the U.S. and the U.K. Five of the clinical trials in our clinical program are funded by Oncolytics and the other seven are sponsored by third parties. In 2011, we added two additional clinical trials and enrollment was completed in two trials. We exited 2011 with 12 clinical trials which include three randomized trails. We fund four of the trials in our clinical program and third parties sponsor the other eight.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial
During 2011, our global randomized Phase III head and neck pivotal trial expanded into additional jurisdictions and continued to enroll patients. Our focus in 2011 was to initiate a sufficient number of clinical sites in an effort to complete patient enrollment as quickly as possible. At the end of 2011, we were approved to enroll patients in 12 countries including the U.S., under a Special Protocol Assessment, Canada, parts of the European Union and Russia.

Clinical Trial - Third Party Clinical Trials
During 2011 and 2010 we have been able to expand the number of third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics.

We began 2011 with seven Third Party Trials. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”). During 2011, our Third Party Trials expanded with the addition of two clinical trials sponsored by the NCI. The first clinical trial added in 2011 was a randomized U.S. Phase II pancreatic cancer study which also commenced enrollment. The second clinical trial added was a U.S. Phase I clinical study of REOLYSIN alone in patients with relapsed multiple myeloma. As well in 2011, patient enrollment was completed in our translational clinical trial sponsored by Leeds. We exited 2011 with eight Third Party Trials.

Clinical Trial - Program Expansion

Randomized Phase II Pancreatic Cancer Trial
In 2011, the NCI agreed to sponsor a 2-Arm randomized Phase II study of carboplatin, paclitaxel plus REOLYSIN versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer. The NCI is sponsoring the trial under our Clinical Trials Agreement with them. The Principal Investigator is Dr. Tanios Bekaii-Saab of The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

The study is an open-label, multi-institution, 2-arm Phase II randomized study of patients with metastatic pancreatic cancer. Patients will be randomized to receive either carboplatin, paclitaxel plus REOLYSIN (Arm A) or carboplatin and paclitaxel alone (Arm B). Patients in both arms will receive treatment every three weeks (21-day cycles). Patients in both arms will be receiving standard intravenous doses of paclitaxel and carboplatin on day one only. In Arm A, patients will also receive intravenous REOLYSIN at a dose of 3x1010 TCID50 on days one through five. Tumor response assessment will be done by CT scan and conducted every eight weeks. Patients that progress on carboplatin and paclitaxel (Arm B) will have REOLYSIN added. If patients experience significant toxicity related to carboplatin and/or paclitaxel they may continue with single agent REOLYSIN.

The primary objective of the trial is to assess improvement in progression-free survival with REOLYSIN, carboplatin and paclitaxel relative to carboplatin and paclitaxel alone in patients with metastatic pancreatic cancer. The primary endpoint is progression free survival in both arms. Secondary endpoints include overall response rate and overall survival. The study is expected to enroll approximately 70 patients.

NCI Sponsored Phase I Multiple Myeloma Clinical Trial
In 2011, the NCI agreed to sponsor a Phase I study of REOLYSIN alone in patients with relapsed multiple myeloma. The Principal Investigator is Dr. Craig Hofmeister of The Ohio State University Comprehensive Cancer Center - Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

The study will initially be a proof of concept, open-label Phase I study of REOLYSIN in patients with relapsed multiple myeloma. Approximately 12 patients will receive REOLYSIN, in a dose escalation up to 3 x 1010 TCID50 per day administered intravenously on days one through five every 28 days.

The primary endpoint for the dose escalation portion of this study will be adverse events using CTCAE criteria. Correlative studies will focus on the efficiency with which reovirus replicates in patient myeloma cells. Investigators will use standard cohorts-of-three phase I dose escalation design with three to six patients being treated at each dose level. Secondary endpoints will include clinical benefit, duration of response, and time to progression.

Clinical Trial - Results

CTRC Sponsored Phase II Pancreatic Cancer Trial (non-randomized)
In 2011, we reported preliminary results and that we had successfully reached the stage two primary endpoint from our non-randomized U.S. Phase II clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer.

We reported that eight patients of 13 evaluable patients in the study had stable disease ("SD") for 12 weeks or longer, for a clinical benefit rate (complete response ("CR") + partial response ("PR") + SD) of 62%. An additional patient had an unconfirmed PR of less than six weeks. These results allowed us to conclude that the drug combination is active.

Earlier in 2011, a subset of these results was presented in a poster at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics in San Francisco, CA. The poster, entitled “A Phase II Study of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma”, authored by Mita et al, indicated that as of the date of submission of the poster that 12 patients were evaluable for response. All patients except one reported symptomatic improvement. Seven patients had SD for 12 weeks or longer, for a clinical benefit rate of 58%.This included two patients who had SD for 36 weeks or longer. An additional patient had an unconfirmed PR of less than six weeks. The treatment was well tolerated with manageable adverse events.

The trial is a single arm, open-label, Phase II study of REOLYSIN given intravenously with gemcitabine every three weeks. The study's primary objective is to determine the clinical benefit rate (complete response (CR) + partial response (PR) + stable disease (SD)) of REOLYSIN in combination with gemcitabine in patients with advanced or metastatic pancreatic adenocarcinoma with measurable disease who have not received any prior chemotherapy or biotherapy. The secondary objectives are to determine progression-free survival, and the safety and tolerability of REOLYSIN when administered in combination with gemcitabine.

The study is using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted. If less than three responses (defined as CR or PR or SD for 12 weeks or more) were observed, the study would have concluded that the combination was inactive and been terminated. If three or more responses were observed among the 17 patients, the study would enroll an additional 16 patients for a total of 33 evaluable patients. This initial endpoint was met after six evaluable patients were enrolled and the study was expanded to enroll a total of 33 patients. If at least eight responses were observed out of these 33 patients, the study would reach its primary endpoint and conclude that the drug combination is active. This endpoint has now been achieved.

Leeds Sponsored Translational Colorectal Cancer Clinical Trial
During 2011, we completed enrollment and released interim data from our U.K. translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The principal investigator of the study was Professor Alan Melcher of Leeds Institute of Molecular Medicine, University of Leeds, UK.

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to three weeks prior to the planned surgery. After surgery, the tumour and surrounding liver tissue were assessed for viral status and anti-tumour effects.

On initial histological analysis of the 10 treated patients to date, there was evidence of selective delivery of virus to tumour versus normal liver and viral replication in the majority (seven) of patients. In two patients, only necrotic tumour was found; in one of these cases virus was detected in immune cells in the tumour. In six of 10 patients there was no evidence of virus in the normal liver surrounding the tumour, with virus found only rarely in liver cells in the other four patients.

U.S. Phase II Non-Small Cell Lung Cancer (“NSCLC”) Clinical Trial
In 2011, we announced that a presentation covering interim preliminary results from our Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with NSCLC with Kras or EGFR-activated tumours was made at the International Association for the Study of Lung Cancer World Conference on Lung Cancer.

The presentation, entitled “Phase II study of reovirus with paclitaxel (P) and carboplatin (C) in patients with metastatic non-small cell lung cancer (NSCLC) who have Kras or EGFR-activated tumors”, was given by Dr. Miguel Villalona-Calero, principal investigator for the study, and indicated that 22 patients had received REOLYSIN (3x1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel.

As of the date of the presentation, the study had enrolled patients with Adenocarcinoma (15), Squamous Cell Carcinoma (three), Bronchioloalveolar Carcinoma (one), and not otherwise specified non-small cell lung cancer (three). Molecular tumor demographics included: nine Kras mutant, three EGFR mutant, 16 EGFR amplified. Response evaluation in 21 patients showed six PR (28.6%), 13 SD (61.9%), and two PD (9.5%). This translated into a clinical benefit rate of 90.5% and a response rate of 28.6%. The investigators noted that the clinical benefit noted so far is encouraging and that a follow up randomized clinical trial appears warranted.

U.S. Phase II REOLYSIN in Combination with Paclitaxel and Carboplatin in Head and Neck Cancers
In 2011, positive results from our Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers was presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. The Principal Investigator of this study was Dr. Monica Mita of the Cancer Therapy & Research Center at The University of Texas Health Science Center at San Antonio (CTRC).

This U.S. trial was a single arm open-label, Phase II study of REOLYSIN given intravenously with paclitaxel (175 mg/m2) and carboplatin (AUC 5) every three weeks in patients with platinum-refractory recurrent and/or metastatic squamous cell cancers of the oral cavity, larynx, or pharynx. The primary end point was to determine the objective response rate ( CR + PR) of the treatment regimen in the study population. Secondary objectives included the determination of disease control rate (CR + PR + SD) and the safety and tolerability of the treatment regimen.

Of the 14 enrolled patients, all had received prior chemotherapy, radiotherapy, or combinations thereof for their metastatic or recurrent disease. Ten of the 14 patients received prior chemotherapy treatment with taxanes. Of the 13 patients evaluable for response, four had PRs, for an objective response rate of 31%. Six patients had SD or better for 12 weeks or longer for a disease control rate (SD or better) of 46%. Two of the four patients with PRs and both patients with SD had received prior treatment with taxanes.

Manufacturing and Process Development

In 2011, we entered into a commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation, for the commercial manufacturing of REOLYSIN. Under the terms of the agreement, SAFC will perform process validation of the product, will continue to supply clinical requirements and will supply commercial material upon approval of the product. Throughout 2011, we completed two 100 litre cGMP production runs along with the associated fill and packaging activities. In the fourth quarter of 2011, we commenced validation activities designed to demonstrate that the manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.

Intellectual Property

At the end of 2011, we had been issued over 319 patents including 45 U.S. and 13 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Collaborative Program
Publications

During 2011, the following article was published:

Title	Senior Author	Publication	Description/Conclusion
“Precise Scheduling of Chemotherapy Primes VEGF-producing Tumors for Successful Systemic Oncolytic Virotherapy,”	Kottke et al.	Online version of Molecular Therapy, a publication of The American Society of Gene and Cell Therapy
The report describes when best to administer taxanes with reovirus to optimize viral delivery to the tumor mass. The researchers demonstrated that this drug combination was superior to either treatment alone, and were able to reproducibly cure nearly half of the treated animals by employing this optimized schedule of paclitaxel/REOLYSIN.

Financing Activity

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture, we accelerated the expiry date of our U.S.$3.50 warrants issued in November 2009 to January 24, 2011. By January 24, 2011, we had received U.S.$6.4 million from the exercise of 1,833,600 of our U.S.$3.50 warrants. Also in 2011, we received proceeds of $8.1 million from the exercise of 1,322,750 warrants with an exercise price of $6.15. These warrants were issued in connection with the financing that closed on November 8, 2010.

Options

Throughout 2011, we received cash proceeds of $0.3 million with respect to the exercise of 136,683 stock options.

Financial Impact

We estimated at the beginning of 2011 that our cash requirements to fund our operations would be approximately $29 million. We amended our estimate during the year to $24 million mainly due to the timing of patient enrollment in our global randomized Phase III head and neck clinical trial. Our cash usage for the year was $22,541,183 for operating activities and $257,790 for the acquisition of property and equipment. Our net loss for the year was $29,044,701.

Cash Resources

We exited 2011 with cash and short-term investments totaling $34,855,538 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2012

Our planned development activity for REOLYSIN in 2012 is made up of clinical, manufacturing, and intellectual property programs. Our 2012 clinical program includes the anticipated completion of stage 1 (approximately 80 patients) and stage 2 of our global randomized Phase III head and neck clinical trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Also in 2012, we expect the number of our Third Party Trials to increase to include additional cancer indications and we plan to continue to support these Third Party Trials.

Our 2012 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan on progressing through our process validation master plan and related conformity testing in 2012. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We estimate that the cash requirements to fund our operations for 2012 will be approximately $40,000,000 (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements we use International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") (see "Accounting Changes - IFRS"). IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Accounting Policy Changes - Adoption of IFRS

On January 1, 2011, we adopted IFRS for Canadian publicly accountable enterprises, as required by the Accounting Standards Board of Canada. Prior to the adoption of IFRS, we followed CGAAP. The most significant change to our accounting policies relates to the treatment of our warrants with an exercise price denominated in U.S. dollars. The impact of this change has been fully disclosed in Note 3 of our audited consolidated financial statements. There was no change in how we account for our research and development or operating activities and there was no impact on our cash, cash equivalents or short-term investment balances.

Although we adopted IFRS on January 1, 2011, we were required to restate our comparative 2010 annual consolidated financial position and results of operations, effective from January, 1, 2010. Note 4 of our audited consolidated financial statements outlines our IFRS accounting policies and Note 3 provides a complete list of our IFRS 1 elections; detailed reconciliations between CGAAP and IFRS of shareholders' equity as at January 1 and December 31, 2010, respectively, and of consolidated net loss and comprehensive loss for the year ending December 31, 2010; and information regarding the impacts of IFRS transition on our cash flows. A summary of the changes are outlined below in the following tables and respective notes:

Total equity	December 31, 2010 $	January 1, 2010 $
Total equity under CGAAP	41,931,760	31,366,458
Adjustment required to conform to IFRS:
Warrant liability	(5,536,800)	(1,023,051)
Total equity under IFRS	36,394,960	30,343,407

Comprehensive loss for the period	For the year ending December 31, 2010 $
Comprehensive loss under CGAAP	19,973,772
Adjustments required to conform to IFRS:
Revaluation of warrant liability	4,841,949
Comprehensive loss under IFRS	24,815,721
Basic and diluted loss per common share, CGAAP	0.32
Basic and diluted loss per common share, IFRS	0.39
Weighted average number of common shares	62,475,403
Consolidated Statement of Cash Flows
In transitioning to IFRS, there was no impact on our net change in cash or cash flow statement presentation for the year ending December 31, 2010.

IFRS Transitional Arrangements
When preparing our consolidated statement of financial position under IFRS at January 1, 2010, our date of transition, the following optional exemption from full retrospective application of IFRS accounting policies has been adopted:
Cumulative translation differences - cumulative translation differences resulting from the translation of our net investment in our U.S. subsidiary and the financial statements of our U.S. subsidiary have been set to zero at January 1, 2010.
Effects of IFRS
Warrants
IFRS requires warrants with an exercise price denominated in a currency other than the entity's functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

Classification of expenses within the statement of loss and comprehensive loss
Under IFRS, we have chosen to present our expenses based on the function of each expense rather than the nature of each expense. As a result, share based compensation, depreciation of capital assets, and foreign currency gains and losses are no longer separately presented on the statement of loss and comprehensive loss. There is no impact on our net loss or comprehensive loss as a result of these classifications.

Foreign currency translation
Under IFRS, we record the impact of fluctuations in foreign currency exchange rates relating to our net investment in our U.S. subsidiary and any foreign currency effects on the translation of our U.S. subsidiary's financial statements as a separate component of equity and other comprehensive income. Under CGAAP we treated our U.S. subsidiary as an integrated subsidiary with foreign currency translation differences recorded as part of our statement of loss. The result of the transition to IFRS is a reclassification of the related foreign currency gains and losses from net loss to other comprehensive income. There is no impact on our net comprehensive loss as a result of these re-classifications.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation (see Note 5 " Significant Judgments, Estimates and Assumptions" of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of our activities have been expensed.

We account for our research and development activity in conjunction with the IAS 38 "Intangible Assets" of IFRS. IAS 38 makes a distinction between the research phase of a project and the development phase of an internal project and requires that all costs incurred during the research phase are to be expensed. However, an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, we can demonstrate all of the following:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, that we can demonstrate the existence of a market for our product that results from the use of the intangible asset or of the intangible asset itself.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The new standard is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted. We do not anticipate that there will be a material impact on our financial position or results of operations.
Fair Value Measurements
In June 2011, the IASB issued IFRS 13 Fair Value Measurements, which establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Presentation of Financial Statements
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to improve the consistency and clarity of the presentation of items of comprehensive income by requiring that items presented in Other Comprehensive Income (“OCI”) be grouped on the basis of whether they are at some point reclassified from OCI to net loss or not. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted. We are currently assessing the impact of adopting the amendments to IAS 1 on our consolidated financial statements.

Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”), which replaces International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”) and Standing Interpretations Committee Interpretation 12 Consolidation - Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principle-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its joint arrangements. IFRS 11 also generally requires the use of the equity method of accounting for interests in joint ventures. Improvements in disclosure requirements are intended to allow investors to gain a better understanding of the nature, extent, and financial effects of the activities that an entity carries out through joint arrangements.

Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

Investments in Associates and Joint Ventures and Separate Financial Statements
In May 2011, two existing standards, IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements, were amended. The amendments are not significant, and result from the issuance of IFRS 10, IFRS 11, and IFRS 12.

These new standards and amendments to existing standards (IFRS 10, IFRS 11, and IFRS 12) are effective for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 12 may be incorporated into the financial statements earlier than January 1, 2013. However, early adoption of the other standards is only permitted if all five are applied at the same time. We are currently assessing the impact of adopting these new standards and amendments on our consolidated financial statements, and do not expect the impact to be significant.

Significant Estimates

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2011, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year (there were no warrants granted in 2011):

2011

Risk-free interest rate	1.31%
Expected hold period to exercise	3.35 years
Volatility in the price of the Company's shares	57.28%
Rate of forfeiture	—%
Dividend yield	Nil
Weighted average fair value of options	$1.74

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and the volatility of our common shares. Our conclusions resulted in an expected hold period for the stock options issued in 2011 to be 3.35 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $1,805,503. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and a portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. IFRS requires that when recording the issued units, a value should be ascribed to each component of the units based on the component's fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit's issue price.

For reasons discussed above under “ Share Based Payments”, the model can produce a range of calculated values for our warrants.

Selected Annual Information

	2011 $	2010(1) $	2009(5) $
Revenue	—	—	—
Consolidated net loss(2)	(29,044,701)	(24,659,061)	(16,231,249)
Basic and diluted loss per share(2), (3)	(0.41)	(0.39)	(0.33)
Total assets (3)	36,024,617	44,432,442	35,593,391
Cash dividends declared per share(4)	Nil	Nil	Nil
Notes:
(1) Restated under IFRS (see Note 3 of the audited annual consolidated financial statements).
(2) Included in consolidated net loss and loss per common share for 2011, 2010, and 2009 are share based payment expenses of $1,805,503, $3,251,041, and $424,273, respectively.
(3) We issued 3,293,033 common shares for net cash proceeds of $14,824,658 in 2011 (2010 - 6,408,333 common shares for net cash proceeds of $27,288,132; 2009 - 17,524,211 common shares for net cash proceeds of $37,052,900).

(4) We have not declared or paid any dividends since incorporation.
(5) Reported under Canadian Generally Accepted Accounting Principles.

Results of Operations

Net loss for the year was $29,044,701 compared to $24,659,061 for the year ending December 31, 2010.

Research and Development Expenses (“R&D”)

	2011 $	2010 $
Clinical trial expenses	10,286,487	4,159,064
Manufacturing and related process development expenses	6,171,474	4,528,115
Intellectual property expenditures	937,847	1,020,897
Research collaboration expenses	234,426	303,929
Other R&D expenses	4,327,271	2,711,310
Scientific research and development repayment (refund)	119,758	(531,506)
Foreign exchange loss	171,955	190,026
Share based payments	1,137,467	1,500,730
Research and development expenses	23,386,685	13,882,565

Clinical Trial Program

Clinical trial expenses include those costs associated with our global clinical trial program that includes over 12 countries and those costs incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2011 $	2010 $
Direct patient expenses	3,945,126	2,630,202
Phase III start up expenses	6,341,361	1,528,862
Clinical trial expenses	10,286,487	4,159,064

During 2011, our clinical trial expenses increased to $10,286,487 compared to $4,159,064 for the year ending December 31, 2010.

During 2011, we expanded the number of jurisdictions and clinical sites that are approved to enroll patients in our global randomized Phase III head and neck cancer clinical trial. We began the year authorized to enroll patients in three jurisdictions and exited 2011 authorized to enroll patients in 12 jurisdictions. Our associated Phase III start up expenses include regulatory filing fees, site investigation and site initiation costs which are required prior to commencing enrollment in the various jurisdictions and related clinical sites. We incurred direct patient expenses in the clinical trials we sponsor along with related support costs associated with our Third Party Trials.

During 2010, we were focused on the start up stage of our global randomized Phase III head and neck trial incurring costs associated with regulatory filings and submissions in various jurisdictions along with site identification and initiation costs. We also commenced enrollment in our pivotal trial in 2010 and incurred direct clinical trial expenses relating to the five clinical trials that we are currently sponsoring.

We expect our clinical trial expenses to increase in 2012 compared to 2011. We expect to complete enrollment in stage 1 and stage 2 of our global randomized Phase III head and neck trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Also in 2012, we expect the number of our Third Party Trials to increase to include additional cancer indications and we plan to continue to support these Third Party Trials.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2011 $	2010 $
Product manufacturing expenses	4,411,388	3,694,324
Process development expenses	1,760,086	833,791
Manufacturing and related process development expenses	6,171,474	4,528,115

Our M&P expenses for the year were $6,171,474 compared to $4,528,115 for the year ending December 31, 2010. During 2011, we completed the bulk production and related testing, vial, fill and packaging activities for one 100-litre cGMP production run and completed the bulk production of a second 100-litre cGMP production run. In 2010, we incurred costs associated with two 100-litre cGMP production runs that commenced in 2010. As well, we incurred fill and packaging costs for these runs along with a 100-litre cGMP production run that was completed at the end of 2009.

Our process development expenses for 2011 were $1,760,086 compared to $833,791 for the year ending December 31, 2010. In 2011, we focused on creating our process validation master plan anticipated to be required for product registration. As well, we incurred costs associated with optimization and validation studies in support of this plan. In 2010, we were also focused on optimization and validation studies.

We expect our M&P expenses for 2012 to increase compared to 2011. We expect to complete several 100-litre cGMP production runs including fill and finish activities in 2012. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2011 $	2010 $
Intellectual property expenses	937,847	1,020,897

Our intellectual property expenses for 2011 were $937,847 compared to $1,020,897 for the year ending December 31, 2010. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2011, we had been issued over 319 patents including 45 U.S. and 13 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2012 compared to 2011.

Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2011 $	2010 $
Research collaborations	234,426	303,929

During 2011, our research collaboration expenses were $234,426 compared to $303,929 for the year ending December 31, 2010. Our research collaboration activities in 2011 and 2010 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2012 will remain consistent with 2011. We expect to complete our ongoing collaborative program carried over from 2011 and will continue to be selective in the types of new collaborations we enter into in 2012.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2011 $	2010 $
R&D consulting fees	284,618	63,071
R&D salaries and benefits	3,563,958	2,394,869
Other R&D expenses	478,695	253,370
Other research and development expenses	4,327,271	2,711,310

In 2011, our Other Research and Development expenses were $4,327,271 compared to $2,711,310 for the year ending December 31, 2010. During 2011, we increased the number of employees and consultants as we expanded our global randomized Phase III head and neck clinical trial into other jurisdictions and increased the number of enrolling clinical sites. As well, this increase allows us to better support our expanding clinical trial program. We also incurred severance costs associated with the change in our Chief Medical Officer that did not occur in 2010.

We expect that our Other R&D expenses in 2012 will increase compared to 2011 reflecting a full year of our expanded employee and consultant groups.

Scientific Research and Development Repayment (Refund)

	2011 $	2010 $
Scientific research and development repayment (refund)	119,758	(531,506)

In 2011, we were required to repay a portion of the Alberta and Quebec scientific research and development refunds. In 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments. As well, we received a cash grant of approximately U.S.$244,000 under the U.S. Government's Qualifying Therapeutic Discovery Project program for our oncology program.

Foreign Exchange (Gain) Loss

	2011 $	2010 $
Foreign exchange loss	171,955	190,026

For the year ending December 31, 2011, our foreign exchange loss was $171,955 compared to a foreign exchange loss of $190,026 for the year ending December 31, 2010. The foreign exchange loss is primarily a result of the fluctuations in the U.S. dollar exchange rate used on the translation of our U.S. currency that was received from our U.S. denominated financing in 2009 and the exercise of U.S. denominated warrants in 2011.

Share Based Payments

	2011 $	2010 $
Stock based compensation	1,137,467	1,500,730

Non-cash stock based compensation for the year ending December 31, 2011 was $1,137,467 compared to $1,500,730 for the year ending December 31, 2010. We incurred stock based compensation associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2011 $	2010 $
Public company related expenses	3,057,842	2,806,048
Office expenses	1,516,114	1,384,355
Amortization of property and equipment	92,590	63,156
Stock based compensation	668,036	1,750,311
Operating expenses	5,334,582	6,003,870

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2011 and 2010 our public company related expenses have remained relatively consistent.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2011, we incurred office expenses of $1,516,114 compared to $1,384,355 in 2010. In 2011, our office expenses increased compared to 2010 in an effort to support our expanding research and development programs.

We expect our operating expenses to increase in 2012 compared to 2011 to remain consistent.

Asset Available for Sale

	2011 $	2010 $
Write down of asset available for sale	(735,681)	—

At the beginning of 2011, we began the process to sell our investment in BCBC. During 2011, despite our efforts to sell this investment, we have been unsuccessful in completing a sale under market conditions prevailing early in 2011. As a result, we have written down our investment in BCBC to $nil recognizing a write down of $735,681.

Change in Warrant Liability

	2011 $	2010 $
Change in fair value of warrant liability	36,000	(4,841,949)

During 2010, the fair value of our warrants with an exercise price denominated in the US dollar increased due to a rise in our stock price causing these warrants to be in the money. As a result of this change in fair value, our consolidated net loss increased by $4,841,949 for the year ending December 31, 2010. In January 2011, all of these warrants were either exercised or expired. The warrants that expired unexercised reduced our consolidated net loss for 2011 by $36,000.

Summary of Quarterly Results

		2011			2010
(unaudited)	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(1), (3)	11,677	6,232	7,164	3,971	9,613	6,524	3,984	4,538
Basic and diluted loss per common share(1), (3)	$0.16	$0.09	$0.10	$0.06	$0.15	$0.11	$0.06	$0.07
Total assets(4)	36,025	43,053	49,690	54,945	44,432	21,137	26,569	30,159
Total cash(2), (4)	34,856	42,173	48,570	53,521	42,906	19,708	24,885	28,823
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
Included in net loss and net loss per share between December 2011 and January 2010 are warrant revaluation charges of $nil, $nil, $nil, ($36,000), $2,169,510, $2,522,490, ($391,540), and $541,489, respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)
Included in net loss and loss per common share between December 2011 and January 2010 are quarterly stock based compensation expenses of $1,580,978, $181,183, $40,469, $2,873, $2,850,938, $397,675, $1,399, and $1,029, respectively.

(4)	We issued $3,293,033 common shares for net cash proceeds of $14,824,658 in 2011 (2010 - 6,408,333 common shares for net cash proceeds of $27,288,132).

(5)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2011 and 2010:

For the three month periods ending December 31,	2011 $ (unaudited)	2010 $ (unaudited)
Expenses
Research and development	9,616,809	4,892,143
Operating	2,119,613	2,583,981
Loss before the following	(11,736,422)	(7,476,124)
Change in fair value of warrant liability	—	(2,169,510)
Interest	99,099	40,052
Loss before income taxes	(11,637,323)	(9,605,582)
Income taxes	(40,000)	(7,611)
Net loss	(11,677,323)	(9,613,193)
Other comprehensive gain (loss) - translation adjustment	10,415	(27,882)
Net comprehensive loss	(11,666,908)	(9,641,075)

Fourth Quarter Review of Operations

For the three month period ended December 31, 2011 our net loss was $11,677,323 compared to $9,613,193 for the three month period ended December 31, 2010.

Research and Development Expenses (“R&D”)

	2011 $ (unaudited)	2010 $ (unaudited)
Clinical trial expenses	4,132,676	1,164,959
Manufacturing and related process development expenses	2,607,485	902,424
Intellectual property expenses	299,699	343,764
Research collaboration expenses	34,844	146,316
Other R&D expenses	1,373,338	977,258
Scientific research and development repayment (refund)	60,000	(244,000)
Foreign exchange loss	195,825	104,795
Share based payments	912,942	1,496,627
Research and development expenses	9,616,809	4,892,143

Clinical Trial Expenses

	2011 $ (unaudited)	2010 $ (unaudited)
Direct clinical trial expenses	1,542,345	788,678
Phase III start up expenses	2,590,331	376,281
Clinical trial expenses	4,132,676	1,164,959

During the fourth quarter of 2011, our clinical trial expenses were $4,132,676 compared to $1,164,959 for the fourth quarter of 2010. In the fourth quarter of 2011, we incurred direct patient expenses related to the clinical trials that we are directly sponsoring along with support costs associated with our Third Party Clinical Trials. We also incurred additional start up costs relating to our global randomized Phase III head and neck cancer trial in the fourth quarter of 2011. We are now approved to enroll patients in 12 countries including the U.S., under a Special Protocol Assessment, Canada, parts of Europe and Russia. This has allowed us to increase the number of clinical sites in an effort to improve enrollment.

Manufacturing & Related Process Development Expenses (“M&P”)

	2011 $ (unaudited)	2010 $ (unaudited)
Product manufacturing expenses	1,821,986	681,011
Process development expenses	785,499	221,413
Manufacturing and related process development expenses	2,607,485	902,424

During the fourth quarter of 2011, our M&P expenses were $2,607,485 compared to $902,424 for the fourth quarter of 2010. During the fourth quarter of 2011, we completed the bulk production of our second 100-litre cGMP production run. In the fourth quarter of 2010, we completed the fill, testing and packaging of a previously completed 100-litre cGMP production run.

Our process development activity for the fourth quarter of 2011 focused on our process validation master plan and included validation studies of our upstream and downstream processes. Our process development expenses for the fourth quarter of 2010 focused on optimization and validation studies.

Intellectual Property Expenses

	2011 $ (unaudited)	2010 $ (unaudited)
Intellectual property expenses	299,699	343,764

Our intellectual property expenses for the fourth quarter of 2011 were $299,699 compared to $343,764 for the fourth quarter of 2010. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2011, we had been issued over 319 patents including 45 U.S. and 13 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2011 $ (unaudited)	2010 $ (unaudited)
Research collaboration expenses	34,844	146,316

Our research collaboration expenses were $34,844 in the fourth quarter of 2011 compared to $146,316 for the fourth quarter of 2010. During the fourth quarters of 2010 and 2009, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2011 $ (unaudited)	2010 $ (unaudited)
R&D consulting fees	47,203	3,250
R&D salaries and benefits	1,155,164	913,376
Other R&D expenses	170,971	60,632
Other research and development expenses	1,373,338	977,258

Our other research and development expenses were $1,373,338 in the fourth quarter of 2011 compared to $977,258 in the fourth quarter of 2010. In the fourth quarter of 2011, our salaries and benefits costs increased compared to the fourth quarter of 2010 as we increased the number of employees and consultants in order to support our global randomized Phase III head and neck clinical trial along with our other clinical trials and our Third Party Clinical Trials.

Scientific Research and Development Repayment (Refund)

	2011 $ (unaudited)	2010 $ (unaudited)
Scientific research and development repayment (refund)	60,000	(244,000)

During the fourth quarter of 2011, we were required to repay a portion of the Quebec scientific research and development refund we had received from prior year claims. As a result of a review of our Scientific Research and Experimental Development refund by the Quebec tax authorities, a portion of our refund was ultimately denied. As well, in the fourth quarter of 2011, the U.S. Internal Revenue Service examined our filing related to our cash grant of $244,000 that we received in 2010 as part of the U.S. Government's Qualifying Therapeutic Discovery Project program (“QTDP”). The IRS accepted our grant application as filed. During the fourth quarter of 2010, we received a cash grant of approximately U.S.$244,000 under the QTDP for our oncology program.

Share Based Payments

	2011 $ (unaudited)	2010 $ (unaudited)
Stock based compensation	912,942	1,496,627

During the fourth quarters of 2011 and 2010, we incurred share based payment expense associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2011 $ (unaudited)	2010 $ (unaudited)
Public company related expenses	877,073	756,500
Office expenses	550,439	455,501
Amortization of property and equipment	24,065	17,669
Stock based compensation	668,036	1,354,311
Operating expenses	2,119,613	2,583,981

Our operating expenses in the fourth quarter of 2011 were $2,119,613 compared to $2,583,981 for the fourth quarter of 2010. In the fourth quarter of 2011 our investor relations, public relations, and business development activities increased compared to the fourth quarter of 2010.

Our office expense activity during the fourth quarter of 2011 remained relatively consistent compared to the fourth quarter of 2010.

Stock based compensation attributed to operating expenses for the fourth quarter of 2011 was $668,036 compared to $1,354,311 for the fourth quarter of 2010. We incurred stock based compensation relating to stock options granted to employees, officers, and directors associated with our operating activities.

Liquidity and Capital Resources

2011 Financing Activities

During 2011, we received cash inflow from financing activities of $14.8 million:

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture, we accelerated the expiry date of our U.S.$3.50 warrants issued in November 2009 to January 24, 2011. By January 24, 2011, we had received U.S.$6.4 million from the exercise of 1,833,600 of our U.S.$3.50 warrants.

In addition, we received proceeds of $8.1 million from the exercise of 1,322,750 warrants with an exercise price of $6.15. These warrants were issued in connection with the financing that closed on November 8, 2010.

Options

Throughout 2011, we received cash proceeds of $0.3 million with respect to the exercise of 136,683 stock options.

2010 Financing Activities

During 2010, we received cash inflow from financing activities of $27.3 million as follows:
Bought Deal Financing

In November 2010, we closed a bought deal financing whereby we issued 6,256,000 units at an issue price of $4.60 per unit for net cash proceeds of $26.8 million. Each Unit consisted of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitled the holder to acquire one common share at a price of $6.15 at any time until November 8, 2012.

Warrants

In December 2010, and in conjunction with the terms of our warrant indenture with respect to our financing concluded in November 2009, we accelerated the expiry date of our U.S.$3.50 warrants to January 24, 2010. As of the end of 2010, we had received U.S.$0.4 million with respect to the exercise of 119,900 warrants. Subsequent to December 31, 2010, we received U.S.$6.4 million from the exercise of 1,823,100 of these warrants.

Options

During 2010, we received cash proceeds of $0.1 million with respect to the exercise of 32,433 stock options.

Liquidity

As at December 31, 2011 and 2010, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2011 $	2010 $
Cash and cash equivalents	32,918,751	39,296,682
Short-term investments	1,936,787	3,609,246
Working capital position	29,128,268	35,432,368

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $22.5 million along with the cash provided by our financing activities of $14.8 million for the year ending December 31, 2011.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings and an acquisition of a private company.

As a result of our financing activities in 2011, we raised over $14.8 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at a price of $4.20 per common share for gross proceeds of $21.3 million. We anticipate that the expected cash usage from our operations in 2012 will be $40 million.

Despite the anticipated increase in our cash requirements compared to 2011, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2013. Factors that will affect our anticipated cash usage in 2012 and into 2013, and for which additional funding might be required include, but are not limited to, expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

During 2011, we were able to raise funds through the exercise of existing warrants and options. As well in 2010 and 2012, we were able to raise funds through a bought deal public offering and through the exercise of existing warrants and options. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on June 10, 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We have been able to take advantage of our renewed base shelf. In 2010, our bought deal financing along with the exercise of previously issued warrants raised approximately $41.7 million under our base shelf. As well, subsequent to December 31, 2011, we were able to raise an additional $20.3 million. Our renewed base shelf expires in July 2012 and our present intention would be to renew it prior to its expiry.

Contractual Obligations

We have the following contractual obligations as at December 31, 2011

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	After 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	413,035	88,792	186,220	138,023	—
Purchase obligations	3,933,730	3,933,730	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	4,496,765	4,022,522	186,220	138,023	150,000

Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see notes to our audited 2011 consolidated financial statements).

(2)	Our operating lease is comprised of our office lease and excludes our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2011, we had $1.9 million invested under this policy, currently earning interest at an effective rate of 1.68%.

Off-Balance Sheet Arrangements

As at December 31, 2011, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2011 and 2010, we did not enter into any related party transactions.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at December 31, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2011 by approximately $147,996. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2011 by approximately $145,214. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2011 by approximately $263,206.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2011 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	968,646	20,185	13,110
Accounts payable	(5,054,864)	(110,530)	(170,732)
	(4,086,218)	(90,345)	(157,622)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2011, we had an accumulated deficit of $171.4 million and we incurred net losses of $29.0 million and $24.7 million, for the years ended December 31, 2011 and 2010, respectively. We anticipate that we will continue to incur significant losses during 2012 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar, the British pound (“GBP”) and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 76,424,251 common shares outstanding at March 14, 2012. If all of our warrants (2,474,055) and options (5,500,411) were exercised we would have 84,398,717 common shares outstanding.

Our 2011 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2011, and has concluded that such internal control over financial reporting is effective as of December 31, 2011. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.